October 21, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Benedict Van
Chief Executive Officer
PeopleNet International Corporation
5201 Great America Parkway, Suite 239
Santa Clara, California 95054

RE:	PeopleNet International Corporation (the "Company")
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended March 31, 2005
	Form 10-QSB for the Quarter Ended June 30, 2005
	File No. 000-33033

Dear Mr. Van:

      We have reviewed your response letter dated September 30,
2005
and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Notes to Financial Statements

Note 10 - Commitments and Contingencies

1. We have reviewed your response to our prior comment number 1 but are unclear as to why the Company did not believe it was necessary to recognize an accrual for the settlement arrangement with a former employee of PSCT prior to the third quarter of 2005. If PSCT became unable to fulfill its obligations under this settlement arrangement prior to 2005, then the Company should have recognized an accrual for its obligations at that time. Please advise us of when PSCT became unable to satisfy its obligations under the settlement arrangement.
If this occurred prior to the third quarter of 2005, please revise the
Company`s financial statements for the period in which this occurred to recognize an accrual for this obligation. If you do not believe this is required, please explain in detail your basis for your conclusion.

Note 12 - Common Stock / Options

2. We have reviewed your response to our prior comment number 6, but we do not concur with your accounting treatment. As your company had received the $152,000 prior to December 31, 2004, but did not issue shares of the company`s common stock prior to the balance sheet date, we believe that the cash received for shares which had not been issued represents an unfulfilled obligation or liability. Please revise your financial statements to reflect the $152,000 of cash received as a liability for un-issued shares at December 31, 2004.

3. In addition, we note that your company also reported un-issued shares in the stockholder`s equity section of your balance sheet for the quarterly period ended June 30, 2005. Please revise the financial statements in your Form 10-QSB for the period ended June 30, 2005 to reflect the amount received for the un-issued shares as a liability in the balance sheet.






Form 10-QSB for the Quarterly Period Ended March 31, 2005

General

4. In addition, we note per your response to our prior comment number
5 that the 350,000 options granted to Mr. James Cargo, which were previously included in your 2004 compensation table, were actually granted in February 2005. Please ensure that the notes to your financial statements in your Form 10-QSB for the period ended September 30, 2005 include the disclosures required by SFAS No. 123 and SFAS No. 148, with respect to the options granted to Mr.
Cargo.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Item 1. Financial Information - (unaudited)

Notes to Unaudited Financial Statements

Note 8 - Advances to (from) Related Parties

5. We note that during the three month period ended June 30, 2005, your company advanced $148,000 to HereUAre for a future acquisition.
Please tell us and expand your disclosures in the MD&A section of your document to discuss the details of this acquisition. In your response please provide information including, but not limited to:
* The expected timing for the completion of your company`s acquisition.
* The amounts of any further commitments of capital (cash or stock) for the acquisition.
* The primary reasons for the acquisition, including a description of any factors that contributed to a purchase price which will result in recognition of goodwill, if any is expected to be recognized.
* To the extent known, the total cost of the acquired entity, including: (1) cash to be provided in conjunction with the acquisition, (2) the number of common shares to be issued in conjunction with the acquisition, if any (3) the value assigned to the common shares, if any are to be issued as a part of the acquisition
(4) your basis for determining the value assigned to the common shares to be issued, if any are to be issued.

6. In addition, to the extent that you have entered into a formal agreement for an acquisition, please file a Form 8-K under the requirements of Item 1.01 of the Form 8-K.



Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operation

7. We note that you have only provided a discussion of your results of operations for the three-month period ended June 30, 2005. Paragraph
(b)(2) of Rule 303 of Regulation S-B requires a small business issuer to provide a discussion that will enable a reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year. As such, please expand your disclosures in the "Results of Operations" section of your MD&A in your upcoming quarterly report on Form 10-Q to discuss both the quarterly and the year-to-date periods ended September 30, 2004 and September 30, 2005.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Benedict Van
		(408) 988-1788
Mr. Benedict Van
PeopleNet International Corporation
October 20, 2005
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